August 15, 2019

Camilo McAllister
Chief Financial Officer
Constellation Oil Services Holding S.A.
8-10, Avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg
RCS number : B163424

       Re: Constellation Oil Services Holding S.A.
           Application for Qualification of Indenture on Form T-3
           Filed August 9, 2019
           File No. 022-29078

Dear Mr. McAllister:

       This is to advise you that we have not reviewed and will not review your application.

       Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Daniel Nam